QuickLinks -- Click here to rapidly navigate through this document

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 30, 2003

Aurelia Energy N.V.

(Translation of registrant's name into English)

Landhuis Joonchi
Kaya Richard J. Beaujon z/n
Curaçao, Netherlands Antilles
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No  ☒

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

        Not Applicable.

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

GLAS DOWR STATUS REPORT—APRIL 3, 2003

        Bluewater is pleased to announce that on April 1, 2003 the Glas Dowr sailed away from the construction yard in South Africa where modifications to the vessel were performed for deployment to the Sable Field. Once the Glas Dowr reaches the Sable Field, Bluewater will complete customary offshore commissioning and installation work. Furthermore, Bluewater believes that it will now achieve first oil, as planned, by June 2003. Bluewater will begin receiving its day rate for the Glas Dowr under its service agreement with PetroSA on the date of first oil. The service agreement will run for a period of ten years on pre-agreed terms, unless terminated, with a minimum contract period of three years.

        Some of the information contained herein contains forward-looking statements. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. For a more detailed description of these risks and factors, please see Bluewater Finance Limited and Aurelia Energy N.V.'s filings with the U.S. Securities and Exchange Commission, including those contained in their Current Reports on Form 6-K filed on February 13, 2002, February 3, 2002, November 22, 2002, August 29, 2002, their Prospectus Supplement filed on August 29, 2002 and their Registration Statement on Form F-4 filed on August 20, 2002. No obligation is undertaken to publicly update or revise any forward-looking statements.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AURELIA ENERGY N.V. (Registrant)
By:	/s/ G.E. ELIAS (Signature) INTERTRUST (CURACAO) N.V. MANAGING DIRECTOR BY: G. E. ELIAS MANAGING DIRECTOR-CHAIRMAN

Date: April 10, 2003

QuickLinks

  Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934
GLAS DOWR STATUS REPORT—APRIL 3, 2003
SIGNATURES